Exhibit 99.2

Provisional Notice of the Interim Result

of the public tender offer by

Impulsora de Marcas e Intangibles, S.A. de C.V., Monterrey, Mexico

(a wholly-owned subsidiary of Fomento Económico Mexicano, S.A.B. de C.V.)

for all publicly held registered shares with a nominal value of CHF 1.00 each of

Valora Holding Ltd., Muttenz, Switzerland

On July 26, 2022, Impulsora de Marcas e Intangibles, S.A. de C.V. (the "Offeror") published the offer prospectus (the "Offer Prospectus") for its public tender offer according to article 125 et seq. FMIA (the "Offer") for all publicly held registered shares of Valora Holding Ltd. ("Valora") with a nominal value of CHF 1.00 each (each a "Valora Share"). The offer price for each Valora Share is CHF 260 net in cash, less the gross amount of any dilutive effects in respect of the Valora Shares prior to the Settlement (as further described in the Offer Prospectus).

Terms not defined herein have the meaning assigned to such terms in the Offer Prospectus.

Provisional Interim Result

As of the end of the Offer Period on September 9, 2022, 4:00 p.m. Swiss time, and based on preliminary figures, the participation of the Offeror and the persons acting in concert with the Offeror is 3,705,570 Valora Shares in aggregate, corresponding to 84.41% of the issued share capital and voting rights of Valora (participation rate). 3,698,481 Valora Shares were tendered into the Offer until the end of the Offer Period, corresponding to 84.38% of all Valora Shares to which the Offer extends as of the end of the Offer Period (success rate).

The following overview summarizes the interim result based on preliminary figures:

	Number of Valora Shares	Share capital / Voting rights (participation rate)	Success rate
Valora Shares tendered into the Offer	3,698,481	84.25%	84.38%

Valora Shares held by the Offeror and the persons acting in concert with the Offeror at the end of the Offer Period*	7,089**	0.16%**

Provisional interim result	3,705,570	84.41%

*	Consisting entirely of treasury shares held by Valora and its Subsidiaries. The Offeror and the persons acting in concert with the Offeror (other than Valora and its Subsidiaries) held no Valora Shares as at the end of the Offer Period.

**	In the Offer Prospectus, the number of Valora Shares held by Valora and its Subsidiaries in treasury as of July 4, 2022 (the last Trading Day prior to the Pre-Announcement) was stated to be 4,291 Valora Shares. In fact, Valora and its Subsidiaries held 7,089 Valora Shares as treasury shares as of that date (i.e., 2,798 additional Valora Shares corresponding to approximately 0.06% of Valora's share capital registered in the commercial register), which is why the Offer extends to a maximum of 4,382,911 Valora Shares and not to a maximum of 4,385,709 Valora Shares as stated in the Offer Prospectus under Section B/2.

Definitive Notice of the Interim Result

The interim result announced in this notice is preliminary. The definitive notice of the interim result is expected to be published on September 15, 2022.

Additional Acceptance Period

Subject to confirmation of the preliminary numbers in the definitive notice of the interim result, the Offer Condition pursuant to Section B.7(a) (Minimum Acceptance Rate) of the Offer Prospectus has been satisfied. In accordance with Section B.6 (Additional Acceptance Period) of the Offer Prospectus, the Additional Acceptance period of ten (10) Trading Days for the subsequent ac-ceptance of the Offer will commence on September 16, 2022 and expire on September 29, 2022, 4:00 p.m. Swiss time.

Offer Restrictions

The Offer is subject to the offer restrictions as set forth in the Offer Prospectus. The Offer Pro-spectus may be obtained free of charge in German, French and English from Credit Suisse AG, Zurich (e-mail: equity.prospectus@credit-suisse.com). The Offer Prospectus and other infor-mation concerning the Offer are also available at https://femsa.gcs-web.com/valora-transaction.

Valora Holding Ltd.	Securities No.	ISIN	Ticker symbol

Registered shares not tendered (first trading line)	208 897	CH000 208 897 6	VALN

Registered shares tendered (second trading line)	120 261 659	CH120 261 659 0	VALNE

September 12, 2022

Financial Advisor and Offer Manager